Kwame Palace LLC

Operating Agreement (Regulations)

A. THIS OPERATING AGREEMENT of Kwame Palace LLC (the "Company") is entered into as of the date set forth on the signature page hereto by each of the persons named in Exhibit A hereto (referred to individually as a Member and collectively as the Members).

B. The Members have formed a limited liability company under the Texas Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Texas. The articles of organization of the Company filed with the Texas Secretary of State are hereby adopted and approved by the Members.

C. The Members enter into this agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW THEREFORE, the Members agree as follows:

ARTICLE 1: DEFINITIONS

Capitalized terms used in this agreement have the meanings specified in this Article or elsewhere in this agreement and when not so defined shall have the meanings set forth in the Texas Limited Liability Company Act.

"Capital Contribution" means the amount of cash, property or services contributed to the Company.

"Company" means Kwame Palace LLC, a Texas limited liability company.

"Member" means a Person who acquires Membership Interests, as permitted under this agreement, and who becomes or remains a Member.

"Membership Interests" means either Percentage Interest of Units, based on how ownership in the Company is expressed on Exhibit A.

"Percentage Interest" means a percent ownership in the Company entitling the holder to an economic and voting interest in the Company.

"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Unit" means a unit of ownership in the Company entitling the Member holding such Unit to an economic interest and a voting interest in the Company.

ARTICLE 2: CAPITAL AND CAPITAL CONTRIBUTIONS

2.1 **Initial Capital Contributions and Membership Interests**. The Capital Contributions of the initial Members, as well as the number of Units or Percentage Interest of each Member, are listed in Exhibit A, which is made part of this agreement. Membership Interests in the Company may be expressed either in Units or directly in Percentage Interests.

2.2 **Subsequent Contributions**. No Member shall be obligated to make additional capital contributions unless unanimously agreed by all the Members.

2.3 **Capital Accounts**. Individual capital accounts may be maintained for each Member consisting of that Member's Capital Contribution, (1) increased by that Member's share of profits, (2) decreased by that Member's share of losses and company expenses, (3) decreased by that Member's distributions and (4) adjusted as required in accordance with applicable tax laws.

2.4 **Interest**. No interest shall be paid on Capital Contributions or on the balance of a Member's capital account.

2.5 **Limited Liability**. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the company except as otherwise provided in this agreement or as required by law.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. The profits and losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, pro rata in proportion to relative Membership Interests held by each Member.

3.2 **Distributions.** The Company shall have the right to make distributions of cash and property to the Members pro rata based on the relative Membership Interests. The timing and amount of distributions shall be determined by the Members in accordance with Texas law.

ARTICLE 4: MANAGEMENT

4.1 **Management**. The business of the Company shall be managed by the Members. In the event of a dispute between Members, final determination shall be made by a vote of the majority of the Members (unless a greater percentage is required in this Agreement or under Texas law). Any Member may bind the Company in all matters in the ordinary course of business.

4.2 **Banking**. The Members are authorized to set up one or more bank accounts and are authorized to execute any banking resolutions provided by the institution where the accounts are being set up. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company.

4.3 **Officers.** The Members are authorized to appoint one or more officers from time to time. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Members. The current officers of the Company are listed on Exhibit B.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying on reasonable notice by any Member or the Member's authorized representatives during normal business hours for purposes reasonably related to the interest of such person as a Member of Manager. The costs of such inspection and copying shall be borne by the Member.

5.2 **Records**. At all times during the term of existence of the Company, and beyond that term if the Members deems it necessary, the Members shall keep or cause to be kept the following:

(a) A current list of the full name and last known business or residence address of each Member, together with the date such person became a Member, his or her Capital Contribution, the amount and terms of any future Capital Contribution agreed upon by such Member, and the Membership Interest of each Member;

(b) A copy of the articles of organization, as amended;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years; and

(d) An original executed copy or counterparts of this agreement, as amended.

5.3 **Income Tax Returns**. Within 45 days after the end of each taxable year, the Company shall use its best efforts to send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

5.4 **Tax Matters Member**. George Baah shall act as tax matters member of the Company to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities and to expend Company funds for professional services and costs associated therewith.

ARTICLE 6: MEMBERSHIP--MEETINGS, VOTING

6.1 **Members and Voting Rights**. Members shall have the right and power to vote on all matters with respect to which this agreement or Texas law requires or permits such Member action. Voting shall be based on Membership Interests. Unless otherwise stated in this Agreement or under Texas law, the vote of the Members holding a majority of the Membership Interests shall be required to approve or carry an action.

6.2 **Meetings**. Regular or annual meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. Written notice shall be given not less than 10 days nor more than 60 days before the date of the meeting to each member entitled to vote at the meeting.

In any instance in which the approval of the Members is required under this agreement, such approval may be obtained in any manner permitted by Texas law, including by conference telephone or similar communications equipment. Notice to any meeting may be waived with a signed waiver. In addition, any action which could be taken at a meeting can be approved without a meeting and without notice if a consent in writing, stating the action to be taken, is signed by the holders of the minimum Membership Interest needed to approve the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal**. A Member may withdraw from the Company prior to the dissolution and winding up of the Company with the unanimous consent of the other Members, or if such Member transfers or assigns all of his or her Membership Interests pursuant to Section 7.2 below. A Member which withdraws pursuant to this Section 7.1 shall be entitled to a distribution in an amount equal to such Member's Capital Account.

7.2 **Restrictions on Transfer**. A Member may transfer Membership Interests to any other Person without the consent of any other Member. An assignee which acquires Membership

Interests in accordance with this section shall be admitted as a Member of the Company after the assignee has agreed to be bound by the terms of this Operating Agreement by executing a consent in the form of Exhibit C.

ARTICLE 8: DISSOLUTION AND WINDING UP

8.1 **Dissolution**. The Company shall be dissolved upon the first to occur of the following events:

(a) The vote of Members holding a majority of the outstanding Membership Interests to dissolve the Company.

(b) Entry of a decree of judicial dissolution under Section 6.02 of the Texas Limited Liability Company Act.

(c) At any time there are no Members, provided that, the Company is not dissolved and is not required to be wound up if, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining member, the legal representative of the last remaining Member agrees in writing to continue the Company and to the admission of the legal representative of such Member or its assignee to the Company as a Member, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member.

8.2 **No automatic dissolution upon certain events.** Neither the death, incapacity, disassociation, bankruptcy or withdrawal of a Member shall automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, manger, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any proceeding, or in defense of any claim, issue, or matter in any such proceeding, the agent shall be indemnified against expenses actually and reasonably incurred in connection with the proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case unanimously by all of the Members.

"Proceeding," as used in this section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

9.2 **Expenses.** Expenses of each Person indemnified under this agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Members who are not seeking indemnification upon receipt of an undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

"Expenses," as used in this section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this section.

ARTICLE 10: GENERAL PROVISIONS

10.1 **Entire Agreement; Amendment**. This agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this agreement, and it shall not be modified or amended in any respect except by a written instrument executed by all of the Members. This agreement replaces and supersedes all prior written and oral agreements by and among the Members.

10.2 **Governing Law; Severability**. This agreement shall be construed and enforced in accordance with the internal laws of the State of Texas. If any provision of this agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this agreement shall remain in effect.

10.3 **Benefit**. This agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.4 **Number and Gender**. Whenever used in this agreement, the singular shall include the plural and the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this agreement may require.

10.5 **No Third Party Beneficiary**. This agreement is made solely for the benefit of the parties to this agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement as of the date below.

Dated: 01/28/2008

George Baah

MEMBERS
Kwame Palace LLC

The following persons are the initial Members of the Company, and their initial capital contributions and ownership is set forth below.

Name	Capital Contribution ($)	Percentage Interest
George Baah	$20,000.00	100%

EXHIBIT B

OFFICERS

The following person(s) are elected as officers of the Company:

None.

EXHIBIT C

NEW MEMBER'S CONSENT

The undersigned agrees to be bound by the terms of the Operating Agreement of Kwame Palace LLC as if the undersigned was a signatory thereof.

_____
(Signature)

Name:_____